EX-99.77C VOTES

77C: Submission of matters to a vote of security holders

Barrett Growth Fund
A Special Meeting of Shareholders of the Fund was held February 25, 2011 at the offices of U.S. Bancorp Fund Services, LLC, 615 East Michigan Avenue, Milwaukee, Wisconsin, pursuant to notice given to all shareholders of record of the Fund at the close of business on December 31, 2010. At the Special Meeting, shareholders were asked to approve an Investment Advisory Agreement between the Advisor and the Trust on behalf of the Fund. As of December 31, 2010, there were 1,475,038 shares of the Fund outstanding and entitled to vote at the Special Meeting. 807,744 shares were voted at the Special Meeting, representing 54.76% of the shares of the Fund outstanding as of December 31, 2010.

The tabulation of the shareholder votes rendered the following results:

Votes For	Votes Against
804,731	47